Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of Piedmont Office Realty Trust, Inc. (the Company) and Piedmont Operating Partnership, LP for the registration of $350 million of 3.40% Senior Notes due 2023 and to the incorporation by reference therein of our reports dated February 27, 2013 (except Note 14 and 19, as to which the date is June 4, 2013) with respect to the consolidated financial statements and schedule of the Company, included in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2013, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 4, 2013